                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934




                         Allied Capital Advisers, Inc.
                   ----------------------------------------
                               (Name of Issuer)



                         Common Stock, $.001 par value
                   ----------------------------------------
                        (Title of Class of Securities)




                                   019025105
                        ------------------------------
                                (CUSIP Number)




                               Page 1 of 10 Pages

--------------
CUSIP NO.
019025105
--------------
------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Goldman, Sachs & Co.
------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group

                                                        (a)
                                                           -----
                                                        (b)
                                                           -----
------------------------------------------------------------------------------
3.       SEC Use Only

------------------------------------------------------------------------------

4.       Citizenship or place of Organization

               New York
------------------------------------------------------------------------------
Number of                    5.       Sole Voting Power
Shares
Beneficially                            0
Owned By                   ---------------------------------------------------
Each                         6.       Shared Voting Power
Reporting
Person With                             706,268
                           ---------------------------------------------------
                             7.       Sole Dispositive Power

                                        0
                           ---------------------------------------------------
                             8.       Shared Dispositive Power

                                        706,268
                           ---------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

               977,668
------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

------------------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row (9)

               10.9%
------------------------------------------------------------------------------
12.      Type of Reporting Person

                BD-PN-IA
------------------------------------------------------------------------------

                               Page 2 of 10 Pages

--------------
CUSIP NO.
019025105
--------------
------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         The Goldman Sachs Group, L.P.
------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group

                                                        (a)
                                                           -----
                                                        (b)
                                                           -----
------------------------------------------------------------------------------
3.       SEC Use Only

------------------------------------------------------------------------------

4.       Citizenship or place of Organization

               Delaware
------------------------------------------------------------------------------
Number of                    5.       Sole Voting Power
Shares
Beneficially                            0
Owned By                   ---------------------------------------------------
Each                         6.       Shared Voting Power
Reporting
Person With                             706,268
                           ---------------------------------------------------
                             7.       Sole Dispositive Power

                                        0
                           ---------------------------------------------------
                             8.       Shared Dispositive Power

                                        706,268
                           ---------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

               977,668
------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

------------------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row (9)

               10.9%
------------------------------------------------------------------------------
12.      Type of Reporting Person

                HC-PN
------------------------------------------------------------------------------

                               Page 3 of 10 Pages

Item 1(a).     Name of Issuer:
               Allied Capital Advisers, Inc.

Item 1(b).     Address of Issuers Principal Executive Offices:
               1666 K Street, N.W.
               9th Floor
               Washington, D.C.  20006

Item 2(a).     Name of Persons Filing:
               Goldman, Sachs & Co. and The Goldman Sachs Group, L.P.

Item 2(b).     Address of Principal Business Office or, if None, Residence:
               85 Broad Street
               New York, NY  10004

Item 2(c).     Citizenship:
               Goldman, Sachs & Co. - New York
               The Goldman Sachs Group, L.P. - Delaware

Item 2(d).     Title and Class of Securities:
               Common Stock, $.001 par value

Item 2(e).     CUSIP Number:
               019025105

Item 3.        If this statement is filed pursuant to Rules
               13d-1(b), or 13d-2(b), check whether the person filing is a :

      (a).X    Broker or dealer registered under Section 15 of the Act,
                        Goldman, Sachs & Co.

      (b).     Bank as defined in Section 3(a)(6) of the Act,

      (c).     Insurance Company as defined in Section 3(a)(19) of the Act,

      (d). Investment Company registered under Section 8 of the Investment Company Act,

      (e).X Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
                        Goldman, Sachs & Co.

      (f). Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

                               Page 4 of 10 Pages

      (g).X Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,
                        The Goldman Sachs Group, L.P.

      (h).     Group, in accordance with Rule 13d-1(b)(ii)(H).


Item 4.        Ownership

      (a).     Amount beneficially owned:
               See the response(s) to Item 9 on the attached cover page(s).

      (b).     Percent of Class:
               See the response(s) to Item 11 on the attached cover page(s).

      (c).     Number of shares as to which such person has:

               (i).   Sole power to vote or to direct the vote:
                        See the response(s) to Item 5 on the attached cover page(s).

               (ii).  Shared power to vote or to direct the vote:
                        See the response(s) to Item 6 on the attached cover page(s).

               (iii). Sole power to dispose or to direct the disposition of:
                        See the response(s) to Item 7 on the attached cover page(s).

               (iv).  Shared power to dispose or to direct the disposition of:
                        See the response(s) to Item 8 on the attached cover page(s).

Item 5.        Ownership of Five Percent or Less of a Class.
                        Not Applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.
                        Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                        See Exhibit (99.2)

Item 8.        Identification and Classification of Members of the Group.
                        Not Applicable


                               Page 5 of 10 Pages

Item 9.        Notice of Dissolution of Group.
                        Not Applicable

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                               Page 6 of 10 Pages

                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 10, 1997


                             THE GOLDMAN SACHS GROUP, L.P.
                             By:  The Goldman Sachs Corporation,
                                  its general partner


                             By:  /s/ David B. Ford
                                  -------------------------------
                             Name:   David B. Ford
                             Title: Executive Vice President



                             GOLDMAN, SACHS & CO.


                             By:  /s/ David B. Ford
                                  -------------------------------
                             Name:   David B. Ford
                             Title: Managing Director


                               Page 7 of 10 Pages

                               INDEX TO EXHIBITS




Exhibit No.      Exhibit
-----------      -------

     99.1 Joint Filing Agreement, dated May 10, 1997, between The Goldman Sachs Group, L.P. and Goldman, Sachs & Co.

     99.2        Item 7 Information

                               Page 8 of 10 Pages

                                                                  EXHIBIT (99.1)



                             JOINT FILING AGREEMENT



     In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on
Schedule 13G (including any and all amendments thereto) with respect to the shares of common stock, $.001 par value of Allied Capital Advisers, Inc., and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on
Schedule 13G.



Date:  May 10, 1997


                             THE GOLDMAN SACHS GROUP, L.P.
                             By:  The Goldman Sachs Corporation,
                                  its general partner


                             By:  /s/ David B. Ford
                                  -------------------------------
                             Name:   David B. Ford
                             Title: Executive Vice President



                             GOLDMAN, SACHS & CO.


                             By:  /s/ David B. Ford
                                  -------------------------------
                             Name:   David B. Ford
                             Title: Managing Director


                               Page 9 of 10 Pages

                                                                  EXHIBIT (99.2)



                              ITEM 7 INFORMATION



     Goldman, Sachs & Co. is a broker or dealer registered under Section 15 of the Act and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

                              Page 10 of 10 Pages